AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 1996

                                                       REGISTRATION NO. 33-63533

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                        MUNICIPAL INVESTMENT TRUST FUND
                              INSURED SERIES--229
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,
     FENNER & SMITH
      INCORPORATED
   DEFINED ASSET FUNDS
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              SMITH BARNEY INC.
                                                        388 GREENWICH
                                                     STREET--23RD FLOOR
                                                     NEW YORK, NY 10013
PAINEWEBBER INCORPORATED   PRUDENTIAL SECURITIES  DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE          INCORPORATED            TWO WORLD TRADE
        AMERICAS             ONE SEAPORT PLAZA       CENTER--59TH FLOOR
  NEW YORK, N.Y. 10019       199 WATER STREET       NEW YORK, N.Y. 10048
                           NEW YORK, N.Y. 10292

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.        LAURIE HESSLEIN         ROBERT E. HOLLEY
      P.O. BOX 9051        388 GREENWICH STREET       1200 HARBOR BLVD.
PRINCETON, NJ 08543-9051   NEW YORK, N.Y. 10013     WEEKAWKEN, N.J. 07087
                                                         COPIES TO:
   LEE B. SPENCER, JR.      DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
    ONE SEAPORT PLAZA    130 LIBERTY STREET--29TH           ESQ.
    199 WATER STREET               FLOOR            450 LEXINGTON AVENUE
  NEW YORK, N.Y. 10292     NEW YORK, N.Y. 10006     NEW YORK, N.Y. 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED:  Indefinite
G. AMOUNT OF FILING FEE:  $500 (as required by Rule 24f-2)
H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the registration statement.


/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on January 4, 1996 pursuant to Rule 487.

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
                                                   DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------

MUNICIPAL INVESTMENT          5.02% ESTIMATED CURRENT RETURN shows the estimated
TRUST FUND                    annual cash to be received from interest-bearing
INSURED SERIES 229            bonds in the Portfolio (net of estimated annual
(A UNIT INVESTMENT            expenses) divided by the Public Offering Price
TRUST)                        (including the maximum sales charge).
------------------------------5.05% ESTIMATED LONG TERM RETURN is a measure of
/ / DESIGNED FOR FEDERALLY    the estimated return over the estimated life of
      TAX-FREE INCOME         the Fund. This represents an average of the yields
/ / DEFINED PORTFOLIO OF      to maturity (or in certain cases, to an earlier
      INSURED MUNICIPAL BONDS call date) of the individual bonds in the
/ / MONTHLY INCOME            Portfolio, adjusted to reflect the maximum sales
/ / AAA-RATED                 charge and estimated expenses. The average yield
5.02%                         for the Portfolio is derived by weighting each
ESTIMATED CURRENT RETURN      bond's yield by its market value and the time
5.05%                         remaining to the call or maturity date, depending
ESTIMATED LONG TERM RETURN    on how the bond is priced. Unlike Estimated
AS OF JANUARY 3, 1996         Current Return, Estimated Long Term Return takes
                              into account maturities, discounts and premiums of the underlying bonds.
                              No return estimate can be predictive of your actual return because returns will vary with purchase price (including sales charges), how long units are held, changes in Portfolio composition, changes in interest income and changes in fees and expenses. Therefore, Estimated Current Return and
                              Estimated Long Term Return are designed to be comparative rather than predictive. A yield calculation which is more comparable to an individual bond may be higher or lower than Estimated Current Return or Estimated Long Term
                              Return which are more comparable to return calculations used by other investment products.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
Prudential Securities          1-800-323-1508.
Incorporated                   Prospectus dated January 4, 1996.
Dean Witter Reynolds Inc.      INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
PaineWebber Incorporated       AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal portfolios
o Corporate portfolios
o Government portfolios
o Equity portfolios
o International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

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Defined Insured Series
----------------------------------------------------------------

Our defined portfolio of municipal bonds offers you a simple and convenient way to earn tax-free monthly income. By purchasing Defined Asset Funds, you not only receive professional selection but also gain the advantage of reduced risk by investing in bonds of several different issuers.

INVESTMENT OBJECTIVE

To provide interest income exempt from regular federal income taxes through investment in a fixed portfolio consisting primarily of insured long-term municipal bonds issued by or on behalf of states and their local governments and authorities.

DIVERSIFICATION


The Portfolio contains 12 bond issues. Spreading your investment among different issuers reduces your risk, but does not eliminate it. Because of maturities, sales or other dispositions of bonds, the size, composition and return of the Portfolio will change over time.


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Defining Your Portfolio
----------------------------------------------------------------

PROFESSIONAL SELECTION AND SUPERVISION

The Portfolio contains a variety of bonds selected by experienced buyers and research analysts. The Fund is not actively managed; however, it is regularly reviewed and a bond can be sold if retaining it is considered detrimental to investors' interests.

TYPES OF BONDS

The Portfolio consists of $10,000,000 face amount of municipal bonds of the following types:

    APPROXIMATE
                                       PORTFOLIO PERCENTAGE

/ / Lease Rental Appropriation                    10%
/ / General Obligation                             5%
/ / Hospitals/Health Care Facilities              38%
/ / Special Tax                                   20%
/ / Housing                                        8%
/ / Municipal Water/Sewer Utilities               20%


AAA-RATED AND INSURED

The bonds included in the Portfolio are insured. This insurance guarantees the timely payment of principal and interest of the bonds, but does not guarantee the value of the bonds or the Fund units. As a result of the insurance, the units of the Fund are AAA-rated by Standard & Poor's Ratings Group. Insurance does not cover accelerated payments of principal or any increase in interest payments or premiums payable on mandatory redemptions, including if interest on a bond is determined to be taxable (see Bonds Backed by Letters of Credit or Insurance in Part B.) The percentage of the aggregate face amount insured by each insurance company is:

                                                   APPROXIMATE
                                                    PORTFOLIO
              INSURANCE COMPANY                    PERCENTAGE


MBIA Insurance Corporation                             70%
AMBAC Indemnity Corporation                            20%
Connie Lee Insurance Company                           10%


BOND CALL FEATURES

It is possible that during periods of falling interest rates, a bond with a coupon higher than current market rates will be prepaid or 'called', at the option of the bond issuer, before its expected maturity. When bonds are initially callable, the price is usually at a premium to par which then declines to par over time. Bonds may also be subject to a mandatory sinking fund or have extraordinary redemption provisions. For example, if the bond's proceeds are not able to be used as intended the bond may be redeemed. This redemption and the sinking fund are often at par.

CALL PROTECTION

Although many bonds are subject to optional refunding or call provisions, we have selected bonds with call protection. This call protection means that any bond in the Portfolio generally cannot be called for a number of years and thereafter at a declining premium over par.

TAX INFORMATION

Based on the opinion of bond counsel, income from the bonds held by this Fund is generally 100% exempt under existing laws from regular federal income tax. Any gain on a disposition of the underlying bonds or units will be subject to tax.

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Defining Your Investment
----------------------------------------------------------------


PUBLIC OFFERING PRICE PER UNIT                     $1,037.24

The Public Offering Price as of January 3, 1996, the business day prior to the Initial Date of Deposit, is based on the aggregate offer side value of the underlying bonds in the Fund ($9,908,870.00), plus cash ($92,000.00), divided by the number of units outstanding (10,092) plus a maximum sales charge of 4.50% on the value of the underlying bonds. The Public Offering Price on any subsequent date will vary. An amount equal to principal cash, if any, as well as net accrued but undistributed interest on the unit is added to the Public Offering Price. The underlying bonds are evaluated by an independent evaluator at 3:30 p.m. Eastern time.


UNIT PAR VALUE

The par value of your unit--the amount of money you will receive by termination of the Fund, assuming all the bonds are paid at maturity or are redeemed by the issuer at par or sold by the Fund at par to meet redemptions--is $1,000.

LOW MINIMUM INVESTMENT

You can get started with a minimum purchase of about $1,000.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into a separate portfolio of federally tax-exempt bonds. Most or all of the bonds in that portfolio, however, will not be insured. Reinvesting helps to compound your income tax-free.

PRINCIPAL DISTRIBUTIONS

Principal from sales, redemptions and maturities of bonds in the Fund will be distributed to investors periodically when the amount to be distributed is more than $5.00 per unit.

TERMINATION DATE

The Fund will generally terminate following the maturity date of the last maturing bond listed in the Portfolio. The Fund may be terminated if the value is less than 40% of the face amount of bonds deposited.

SPONSORS' PROFIT OR LOSS


The Sponsors' profit or loss associated with the Fund will include the receipt of applicable sales charges, any fees for underwriting or placing bonds, fluctuations in the Public Offering Price or secondary market price of units and a gain of $88,113.75 on the deposit of the bonds (see Underwriters' and Sponsors' Profits in Part B).

UNDERWRITING ACCOUNT

None of the Sponsors have participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the bonds in the Portfolio were acquired.

SPONSORS

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
P.O. Box 9051,
Princeton, NJ 08543-9051                                                  63.34%

SMITH BARNEY INC.
388 Greenwich Street--23rd Floor,
New York, NY 10013                                                        11.89%

PRUDENTIAL SECURITIES INCORPORATED
One Seaport Plaza--199 Water Street,
New York, NY 10292                                                         4.95%

DEAN WITTER REYNOLDS INC.
Two World Trade Center--59th Floor,
New York, NY 10048                                                         4.95%

PAINEWEBBER INCORPORATED
1285 Avenue of the Americas,
New York, NY 10019                                                        14.87%
                                                                         ------
                                                                         100.00%


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
    TAX-FREE VS. TAXABLE INCOME: A COMPARISON OF TAXABLE AND TAX-FREE YIELDS
TAXABLE INCOME 1996*                    EFFECTIVE %                            TAX-FREE YIELD OF
  SINGLE RETURN        JOINT RETURN     TAX BRACKET     4%         4.5%         5%         5.5%         6%         6.5%
                                                                      IS EQUIVALENT TO A TAXABLE YIELD OF
---------------------------------------------------------------------------------------------------------------------------
0- 24,000           $      0- 40,100         15.00        4.71        5.29        5.88        6.47        7.06        7.65
---------------------------------------------------------------------------------------------------------------------------
$ 24,000- 58,150    $ 40,100- 96,900         28.00        5.56        6.25        6.94        7.64        8.33        9.03
---------------------------------------------------------------------------------------------------------------------------
$ 58,150-121,300    $ 96,900-147,700         31.00        5.80        6.52        7.25        7.97        8.70        9.42
---------------------------------------------------------------------------------------------------------------------------
$121,300-263,750    $147,700-263,750         36.00        6.25        7.03        7.81        8.59        9.38       10.16
---------------------------------------------------------------------------------------------------------------------------
OVER $263,750          OVER $263,750         39.60        6.62        7.45        8.28        9.11        9.93       10.76
---------------------------------------------------------------------------------------------------------------------------


TAXABLE INCOME 1996*
  SINGLE RETURN        7%         7.5%         8%

------------------
0- 24,000                8.24        8.82        9.41
------------------
$ 24,000- 58,150         9.72       10.42       11.11
------------------
$ 58,150-121,300        10.14       10.87       11.59
------------------
$121,300-263,750        10.94       11.72       12.50
------------------
OVER $263,750           11.59       12.42       13.25
------------------


To compare the yield of a taxable security with the yield of a tax-free security, find your taxable income and read across. The table incorporates 1996 federal income tax rates and assumes that all income would otherwise be taxed at the investor's highest tax rate. Yield figures are for example only.


*Based upon net amount subject to federal income tax after deductions and exemptions. This table does not reflect the possible effect of other tax factors, such as alternative minimum tax, personal exemptions, the phase out of exemptions, itemized deductions or the possible partial disallowance of deductions. Consequently, holders are urged to consult their own tax advisers in this regard.

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Defining Your Costs
----------------------------------------------------------------

SALES CHARGES

Although the Fund is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                       As a %            As a %
                                of Initial Offer-  of Secondary
                                          ing            Market
                                Period Public      Public Offering
                                Offering Price            Price
                                -----------------  ---------------
Maximum Sales Charges                     4.5%             5.5%

ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                       As a %
                                   of Average
                                  Net Assets*          Per Unit
                                -----------------  ---------------
Trustee's Fee                            .070%        $    0.69
Maximum Portfolio Supervision,
  Bookkeeping and
  Administrative Fees                    .040%        $    0.40
Evaluator's Fee                          .013%        $    0.13
Organizational Expenses                  .020%        $    0.20
Other Operating Expenses                 .037%        $    0.36
                                -----------------  ---------------
TOTAL                                    .180%        $    1.78


------------

* Based on the mean of the bid and offer side evaluations.
This Fund (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods:

 1 Year     3 Years    5 Years    10 Years
   $47        $51        $55         $67

The example assumes reinvestment of all distributions into additional units of the Fund (a reinvestment option different from that offered by this Fund) and uses a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Costs Over Time above reflect both sales charges and operating expenses on an increasing investment (because the net annual return is reinvested). The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than the example.

SELLING YOUR INVESTMENT


You may sell your units at any time. Your price is based on the Fund's then current net asset value (generally based on the lower, bid side evaluation) plus principal cash, if any, as well as accrued interest. The bid side redemption and secondary market repurchase price as of January 3, 1996 was $987.01 ($50.23 less than the Public Offering Price). There is no fee for selling your units.


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Defining Your Income
----------------------------------------------------------------

MONTHLY FEDERALLY TAX-FREE INTEREST INCOME

The Fund pays monthly income, even though the bonds generally pay interest semi-annually.

WHAT YOU MAY EXPECT

(PAYABLE ON THE 25TH DAY OF THE MONTH TO HOLDERS OF RECORD ON THE 10TH DAY OF THE MONTH):


First Distribution per unit
(January 25, 1996):                                      $    0.86
Regular Monthly Income per unit
(Beginning on February 25, 1996):                        $    4.33
Annual Income per unit:                                  $   52.06


These figures are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary.
Estimated cash flows are available upon request from the Sponsors.

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Defining Your Risks
----------------------------------------------------------------

RISK FACTORS

Unit price fluctuates and could be adversely affected by increasing interest rates as well as the financial condition of the issuers of the bonds and any insurance companies backing the bonds. Because of the possible maturity, sale or other disposition of securities, the size, composition and return of the portfolio may change at any time. Because of the sales charges, returns of principal and fluctuations in unit price, among other reasons, the sale price will generally be less than the cost of your units. Unit prices could also be adversely affected if a limited trading market exists in any security to be sold. There is no guarantee that the Fund will achieve its investment objective. The Fund is concentrated in Hospital/Health Care Facility bonds and is therefore dependent on revenues generated from those particular activities as well as on the financial condition of the insurers (see Risk Factors in Part B).

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
                               Defined Portfolio
--------------------------------------------------------------------------------
Municipal Investment Trust Fund
Insured Series--229                                              January 4, 1996
                                                               OPTIONAL            SINKING
                                           RATING             REFUNDING             FUND                COST
PORTFOLIO TITLE                         OF ISSUES (1)      REDEMPTIONS (2)     REDEMPTIONS (2)      TO FUND (3)
-------------------------------------------------------------------------------------------------------------------
1. $750,000 California Statewide
Communities Dev. Auth., Certs. of
Part., Catholic Hlth. Care West
Oblig. Grp. (MBIA Ins.), 5.50%,
7/1/23                                          AAA             7/1/03 @ 102          7/1/14     $       750,000.00
2. $1,000,000 Redevelopment Agy. of
the City of Suisun City (Cnty. of
Solano, CA), Suisun City Redev.
Proj., 1993 Tax Alloc. Rfdg. Bonds
(MBIA Ins.), 5.50%, 10/1/23                     AAA            10/1/03 @ 102         10/1/19           1,003,930.00
3. $500,000 City of Chicago, IL,
G.O. Bonds, Rfdg. Ser. of 1993 A
(MBIA Ins.), 5.50%, 1/1/17                      AAA             1/1/03 @ 102          1/1/14             500,000.00
4. $500,000 Maine State Hsg. Auth.,
Mtge. Purchase Bonds, 1993 Ser. A-1
(MBIA Ins.), 5.55%, 11/15/18                    AAA           11/15/03 @ 102        11/15/08             500,000.00
5. $1,000,000 City of Detroit, MI,
Wtr. Supply Sys. Rev. Second Lien
Bonds, Ser. 1995-A (MBIA Ins.),
5.50%, 7/1/25                                   AAA             7/1/05 @ 101          7/1/16           1,003,950.00
6. $1,000,000 City of Reno, NV,
Ins. Hosp. Rev. Bonds (St. Mary's
Regl. Med. Ctr.), Ser. 1993 A (MBIA
Ins.), 5.625%, 5/15/23                          AAA            5/15/03 @ 102         5/15/19           1,005,340.00
7. $1,000,000 Rhode Island Conv.
Ctr. Auth., Rfdg. Rev. Bonds, 1993
Ser. B (MBIA Ins.), 5.00%, 5/15/20
(4)                                             AAA            5/15/03 @ 100         5/15/16             946,080.00
8. $1,000,000 Rhode Island
Depositors Econ. Prot. Corp., Spec.
Oblig. Rfdg. Bonds, 1992 Ser. B
(MBIA Ins.), 5.25%, 8/1/21                      AAA             8/1/03 @ 100          8/1/18             972,530.00
9. $1,000,000 Marion Cnty. Hosp.
Dist., SC, Hosp. Rev. Bonds, Ser.
1995 (Connie Lee Ins.), 5.375%,
11/1/25                                         AAA            11/1/05 @ 102         11/1/16             974,540.00
10. $250,000 Virginia Hsg. Dev.
Auth., Commonwealth Mtge. Bonds,
1995 Ser. D, Sub Ser. D-2 (MBIA
Ins.), 5.75%, 1/1/19                            AAA             7/1/05 @ 102          1/1/16             252,500.00
11. $1,000,000 Municipality of
Metro. Seattle, WA, Swr. Rfdg. Rev.
Bonds, Ser. Z (AMBAC Ins.), 5.50%,
1/1/33                                          AAA             1/1/03 @ 102          1/1/23           1,000,000.00
12. $1,000,000 Wisconsin Hlth. and
Educl. Fac. Auth., Rev. Bonds
(Bellin Mem. Hosp., Inc. Oblig.
Grp.), Ser. 1993 (AMBAC Ins.),
5.50%, 2/15/19                                  AAA            2/15/03 @ 102         2/15/14           1,000,000.00
                                                                                                 ------------------
                                                                                                 $     9,908,870.00
                                                                                                 ------------------
                                                                                                 ------------------

------------------------------------
(1) All ratings are by Standard & Poor's Ratings Group. (See Appendix A to Part B.)
(2) Bonds are first subject to optional redemptions (which may be exercised in whole or in part) on the dates and at the prices indicated under the Optional Refunding Redemptions column. In subsequent years, bonds are redeemable at declining prices, but typically not below par value. Some issues may be subject to sinking fund redemption or extraordinary redemption without premium prior to the dates shown.
(3) Evaluation of the bonds by the Evaluator is made on the basis of current offer side evaluation. On this basis, 33% of the bonds were deposited at a premium, 37% at par and 30% at a discount from par.
(4) These bonds are when-issued bonds that are expected to settle 7 days after the settlement date for Units. The Trustee's fees and expenses will be reduced by $0.10 per unit to compensate for interest that would have accrued on the bonds between the settlement date for Units and the actual date of delivery of the bonds. (See Income, Distributions and Reinvestment--Income in Part B.)

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Municipal Investment Trust Fund, Insured Series--229, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related defined portfolio included in the Prospectus of the Fund as of January 4, 1996. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of January 4, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
JANUARY 4, 1996

                  STATEMENT OF CONDITION AS OF JANUARY 4, 1996
TRUST PROPERTY

Investments--Bonds and Contracts to purchase Bonds(1)    $       9,908,870.00
Cash                                                                92,000.00
Accrued interest to Initial Date of Deposit on underlying
  Bonds                                                             84,801.38
Organizational costs(2)                                             10,092.00
                                                         --------------------
           Total                                         $      10,095,763.38
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by the Trustee for accrued
  interest(3)                                            $          84,801.38
           Accrued Liability(2)                                     10,092.00
                                                         --------------------
           Subtotal                                                 94,893.38
                                                         --------------------
Interest of Holders of 10,092 Units of fractional
        undivided interest
        outstanding:
           Cost to investors(4)                                 10,467,826.84
           Gross underwriting commissions(5)                      (466,956.84)
                                                         --------------------
           Subtotal                                             10,000,870.00
                                                         --------------------
           Total                                         $      10,095,763.38
                                                         --------------------
                                                         --------------------

---------------
          (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter of credit which has been issued by Development Bank of Singapore, New York Agency, in the amount of $9,911,574.28 and deposited with the Trustee. The amount of the letter of credit includes $9,820,756.25 for the purchase of $10,000,000 face amount of the bonds, plus $90,818.03 for accrued interest.
          (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over five years.
          (3) Representing a special distribution by the Trustee to the Sponsors, of an amount equal to the accrued interest on the bonds as of the Initial Date of Deposit.
          (4) Aggregate public offering price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.
          (5) Assumes the maximum sales charge of 4.5%.

                        MUNICIPAL INVESTMENT TRUST FUND
                                 INSURED SERIES
                              DEFINED ASSET FUNDS
I want to learn more about automatic reinvestment in the Investment Accumulation Program. Please send me information about participation in the Municipal Fund Accumulation Program, Inc. and a current Prospectus.
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print) _________________________________________________________________________
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                                      A-7

BUSINESS REPLY MAIL                                              NO POSTAGE
FIRST CLASS     PERMIT NO. 644     NEW YORK, NY                  NECESSARY
                                                                 IF MAILED
POSTAGE WILL BE PAID BY ADDRESSEE                                  IN THE
          THE CHASE MANHATTAN BANK, N.A.                       UNITED STATES
          A NATIONAL BANKING ASSOCIATION
          DEFINED ASSET FUNDS
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          NEW YORK, NY 10081


--------------------------------------------------------------------------------
                            (Fold along this line.)
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
                             DEFINED ASSET FUNDSSM

                               PROSPECTUS--PART B

                      DEFINED ASSET FUNDS MUNICIPAL SERIES
                        MUNICIPAL INVESTMENT TRUST FUND
 FURTHER DETAIL REGARDING ANY OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY
                                  BE OBTAINED
 WITHIN FIVE DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE, THE ADDRESS
                                      AND
 TELEPHONE NUMBER OF WHICH ARE SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     Index

                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          2
How to Buy Units......................................          7
How to Sell Units.....................................          9
Income, Distributions and Reinvestment................         10
Fund Expenses.........................................         11
Taxes.................................................         11
Records and Reports...................................         12

                                                          PAGE
                                                        ---------
Trust Indenture.......................................         13
Miscellaneous.........................................         13
Exchange Option.......................................         15
Supplemental Information..............................         16
Appendix A--Description of Ratings....................        a-1
Appendix B--Sales Charge Schedules for Defined Asset
Funds Municipal Series................................        b-1
Appendix C--Sales Charge Schedules for Municipal
Investment Trust Fund.................................        c-1

FUND DESCRIPTION

BOND PORTFOLIO SELECTION

     Professional buyers and research analysts for Defined Asset Funds, with access to extensive research, selected the Bonds for the Portfolio after considering the Fund's investment objective as well as the quality of the Bonds (all Bonds in the Portfolio are initially rated in the category A or better by at least one nationally recognized rating organization or have comparable credit characteristics), the yield and price of the Bonds compared to similar securities, the maturities of the Bonds and the diversification of the Portfolio. Only issues meeting these stringent criteria of the Defined Asset Funds team of dedicated research analysts are included in the Portfolio. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield. A summary of the Bonds in the Portfolio appears in Part A of the Prospectus. In a Fund that includes multiple Trusts or Portfolios, the word Fund should be understood to mean each individual Trust or Portfolio.

     The deposit of the Bonds in the Fund on the initial date of deposit established a proportionate relationship among the face amounts of the Bonds. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Bonds in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Bonds subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the face amounts of the Bonds at the end of the initial 90-day period.

     Yields on bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings. Ratings represent opinions of the rating organizations as to the quality of the bonds rated, based on the credit of the issuer or any guarantor, insurer or other credit provider, but these ratings are only general standards of quality (see Appendix A).

     After the initial date of deposit, the ratings of some Bonds may be reduced or withdrawn, or the credit characteristics of the Bonds may no longer be comparable to bonds rated A or better. Bonds rated BBB or Baa (the lowest investment grade rating) or lower may have speculative characteristics, and changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds. Bonds rated below investment grade or unrated bonds with similar credit characteristics are often subject to greater market fluctuations and risk of loss of principal and income than higher grade bonds and their value may decline precipitously in response to rising interest rates.

     Because each Defined Asset Fund is a preselected portfolio of bonds, you know the securities, maturities, call dates and ratings before you invest. Of course, the Portfolio will change somewhat over time, as Bonds mature, are redeemed or are sold to meet Unit redemptions or in other limited circumstances. Because the Portfolio is not actively managed and principal is returned as the Bonds are disposed of, this principal should be relatively unaffected by changes in interest rates.

BOND PORTFOLIO SUPERVISION

     The Fund follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Fund may retain an issuer's bonds despite adverse financial developments. Experienced financial analysts regularly review the Portfolio and a Bond may be sold in certain circumstances including the occurrence of a default in payment or other default on the Bond, a decline in the projected income pledged for debt service on a revenue bond, institution of certain legal proceedings, if the Bond becomes taxable or is otherwise inconsistent with the Fund's investment objectives, a decline in the price of the Bond or the occurrence of other market or credit factors (including advance refunding) that, in the opinion of Defined Asset Funds research analysts, makes retention of the Bond detrimental to the interests of investors. The Trustee must generally reject any offer by an issuer of a Bond to exchange another security pursuant to a refunding or refinancing plan.

     The Sponsors and the Trustee are not liable for any default or defect in a Bond. If a contract to purchase any Bond fails, the Sponsors may generally deposit a replacement bond so long as it is a tax-exempt bond, has a fixed maturity or disposition date substantially similar to the failed Bond and is rated A or better by at least one nationally recognized rating organization or has comparable credit characteristics. A replacement bond must be deposited within 110 days after deposit of the failed contract, at a cost that does not exceed the funds reserved for purchasing the failed Bond and at a yield to maturity and current return substantially equivalent (considering then current market conditions and relative creditworthiness) to those of the failed Bond, as of the date the failed contract was deposited.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline with increases in interest rates. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Sponsors cannot predict the direction or scope of any future fluctuations.

     Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable debt securities. The current returns of market discount bonds are lower than comparably rated bonds selling at par because discount bonds tend to increase in market value as they approach maturity. The current returns of market premium bonds are higher than comparably rated bonds selling at par because premium bonds tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium bond will result in a reduction in yield to the Fund. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

     Certain Bonds deposited into the Fund may have been acquired on a when-issued or delayed delivery basis. The purchase price for these Bonds is determined prior to their delivery to the Fund and a gain or loss may result from fluctuations in the value of the Bonds. Additionally, in any Defined Asset Funds Municipal Series, if the value of the Bonds reserved for payment of the periodic deferred sales charge, together with the interest thereon, were to become insufficient to pay these charges, additional bonds would be required to be sold.

     The Fund may be concentrated in one or more of types of bonds. Concentration in a State may involve additional risk because of the decreased diversification of economic, political, financial and market risks. Set forth below is a brief description of certain risks associated with bonds which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

GENERAL OBLIGATION BONDS

     Certain of the Bonds may be general obligations of a governmental entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and its credit will depend on many factors, including an erosion of the tax base resulting from population declines, natural disasters, declines in the state's industrial base or an inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on federal or state aid, access to capital markets or other factors beyond the entity's control. In addition, political restrictions on the ability to tax and budgetary constraints affecting state governmental aid may have an adverse impact on the creditworthiness of cities, counties, school districts and other local governmental units.

     As a result of the recent recession's adverse impact upon both revenues and expenditures, as well as other factors, many state and local governments have confronted deficits which were the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases and spending reductions in order to restore budgetary balance. The failure to implement these actions on a timely basis could force these issuers to issue additional debt to finance deficits or cash flow needs and could lead to a reduction of their bond ratings and the value of their outstanding bonds.

MORAL OBLIGATION BONDS

     The Portfolio may include 'moral obligation' bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or local government in question. Even though the state or local government may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state or local legislature and does not constitute a legally enforceable obligation or debt of the state or local government. The agencies or authorities generally have no taxing power.

REFUNDED BONDS

     Refunded bonds are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

MUNICIPAL REVENUE BONDS

     Municipal revenue bonds are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. Municipal revenue bonds are not general obligations of governmental entities backed by their taxing power and payment is generally solely dependent upon the creditworthiness of the public issuer or the financed project or state appropriations. Examples of municipal revenue bonds are:

        Municipal utility bonds, including electrical, water and sewer revenue bonds, whose payments are dependent on various factors, including the rates the utilities may charge, the demand for their services and their operating costs, including expenses to comply with environmental legislation and other energy and licensing laws and regulations. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements, the costs and availability of fuel and, with certain electric utilities, the risks associated with the nuclear industry;

        Lease rental bonds which are generally issued by governmental financing authorities with no direct taxing power for the purchase of equipment or construction of buildings that will be used by a state or local government. Lease rental bonds are generally subject to an annual risk that the lessee government might not appropriate funds for the leasing rental payments to service the bonds and may also be subject to the risk that rental obligations may terminate in the event of damage to or destruction or condemnation of the equipment or building;

        Multi-family housing revenue bonds and single family mortgage revenue bonds which are issued to provide financing for various housing projects and which are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families or notes secured by mortgages on residences; repayment of this type of bonds is therefore dependent upon, among other things, occupancy levels, rental income, the rate of default on underlying mortgage loans, the ability of mortgage insurers to pay claims, the continued availability of federal, state or local housing subsidy programs, economic conditions in local markets, construction costs, taxes, utility costs and other operating expenses and the managerial ability of project managers. Housing bonds are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities;

        Hospital and health care facility bonds whose payments are dependent upon revenues of hospitals and other health care facilities. These revenues come from private third-party payors and government programs, including the Medicare and Medicaid programs, which have generally undertaken cost containment measures to limit payments to health care facilities. Hospitals and health care facilities are subject to various legal claims by patients and others and are adversely affected by increasing costs of insurance;

        Airport, port, highway and transit authority revenue bonds which are dependent for payment on revenues from the financed projects, including user fees from ports and airports, tolls on turnpikes and bridges, rents from buildings, transit fare revenues and additional financial resources including federal and state subsidies, lease rentals paid by state or local governments or a pledge of a special tax such as a sales tax or a property tax. In the case of the air travel industry, airport income is largely affected by the airlines' ability to meet their obligations under use agreements which in turn is affected by increased competition among airlines, excess capacity and increased fuel costs, among other factors.

        Solid waste disposal bonds which are generally payable from dumping and user fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products and which are therefore dependent upon the ability of municipalities to fully utilize the facilities, sufficient supply of waste for disposal, economic or population growth, the level of construction and maintenance costs, the existence of lower-cost alternative modes of waste processing and increasing environmental regulation. A recent decision of the U.S. Supreme Court limiting a municipality's ability to require use of its facilities may have an adverse affect on the credit quality of various issues of these bonds;

        Special tax bonds which are not secured by general tax revenues but are only payable from and secured by the revenues derived by a municipality from a particular tax--for example, a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor and may therefore be adversely affected by a reduction in revenues resulting from a decline in the local economy or population or a decline in the consumption, use or cost of the goods and services that are subject to taxation;

        Student loan revenue bonds which are typically secured by pledges of new or existing student loans. The loans, in turn, are generally either guaranteed by eligible guarantors and reinsured by the Secretary of the U.S. Department of Education, directly insured by the federal government, or financed as part of supplemental or alternative loan programs within a state (e.g., loan repayments are not guaranteed). These bonds often permit the issuer to enter into interest rate swap agreements with eligible counterparties in which event the bonds are subject to the additional risk of the counterparty's ability to fulfill its swap obligation;

        University and college bonds, the payments on which are dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, the availability of endowments and other funds and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education; and

        Tax increment and tax allocation bonds, which are secured by ad valorem taxes imposed on the incremental increase of taxable assessed valuation of property within a jurisdiction above an established base of assessed value. The issuers of these bonds do not have general taxing authority and the tax assessments on which the taxes used to service the bonds are based may be subject to devaluation due to market price declines or governmental action.

     Puerto Rico. Certain Bonds may be affected by general economic conditions in the Commonwealth of Puerto Rico. Puerto Rico's economy is largely dependent for its development on federal programs and current federal budgetary policies suggest that an expansion of its programs is unlikely. Reductions in federal tax benefits or incentives or curtailment of spending programs could adversely affect the Puerto Rican economy.

     Industrial Development Revenue Bonds. Industrial development revenue bonds are municipal obligations issued to finance various privately operated projects including pollution control and manufacturing facilities. Payment is generally solely dependent upon the creditworthiness of the corporate operator of the project and, in certain cases, an affiliated or third party guarantor and may be affected by economic factors relating to the particular industry as well as varying degrees of governmental regulation. In many cases industrial revenue bonds do not have the benefit of covenants which would prevent the corporations from engaging in capital restructurings or borrowing transactions which could reduce their ability to meet their obligations and result in a reduction in the value of the Portfolio.

BONDS BACKED BY LETTERS OF CREDIT OR INSURANCE

     Certain Bonds may be secured by letters of credit issued by commercial banks or savings banks, savings and loan associations and similar thrift institutions or are direct obligations of banks or thrifts. The letter of credit may be drawn upon, and the Bonds redeemed, if an issuer fails to pay amounts due on the Bonds or, in certain cases, if the interest on the Bond becomes taxable. Letters of credit are irrevocable obligations of the issuing institutions. The profitability of a financial institution is largely dependent upon the credit quality of its loan portfolio which, in turn, is affected by the institution's underwriting criteria, concentrations within the portfolio and specific industry and general economic conditions. The operating performance of financial institutions is also impacted by changes in interest rates, the availability and cost of funds, the intensity of competition and the degree of governmental regulation.

     Certain Bonds may be insured or guaranteed by insurance companies listed below. The claims-paying ability of each of these companies, unless otherwise indicated, was rated AAA by Standard & Poor's or another nationally recognized rating organization at the time the insured Bonds were purchased by the Fund. The ratings are subject to change at any time at the discretion of the rating agencies. In the event that the rating of an Insured Fund is reduced, the Sponsors are authorized to direct the Trustee to obtain other insurance on behalf of the Fund. The insurance policies guarantee the timely payment of principal and interest on the Bonds but do not guarantee their market value or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or cover redemptions resulting from events of taxability.

      The following summary information relating to the listed insurance companies has been obtained from publicly available information:

                                                                                        FINANCIAL INFORMATION
                                                                                          AS OF JUNE 30, 1995
                                                                                     (IN MILLIONS OF DOLLARS)
                                                                          -------------------------------------
                                                                                            POLICYHOLDERS'
                        NAME                           DATE ESTABLISHED   ADMITTED ASSETS          SURPLUS
-----------------------------------------------------  -----------------  ---------------  --------------------
AMBAC Indemnity Corporation..........................           1970        $     2,230         $      805
Asset Guaranty Insurance Co. (AA by S&P).............           1988                173                 78
Capital Guaranty Insurance Company...................           1986                316                171
Capital Markets Assurance Corp.......................           1987                221                136
Connie Lee Insurance Company.........................           1987                202                108
Continental Casualty Company.........................           1948             20,114              3,747
Financial Guaranty Insurance Company.................           1984              2,249                978
Financial Security Assurance Inc.....................           1984                776                344
Industrial Indemnity Co. (HIBI)......................           1920              1,706                302
MBIA Insurance Corporation...........................           1986              3,623              1,165

     Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

STATE RISK FACTORS

     Investment in a single State Trust, as opposed to a Fund which invests in the obligations of several states, may involve some additional risk due to the decreased diversification of economic, political, financial and market risks. A brief description of the factors which may affect the financial condition of the applicable State for any State Trust, together with a summary of tax considerations relating to that State, appear in Part A (or for certain State Trusts, Part C), of the Prospectus; further information is contained in the Information Supplement.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit which might reasonably be expected to have a material adverse effect upon the Fund. At any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Bonds in the Fund. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of certain Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that it has been validly issued and that the interest thereon is exempt from federal income tax. From time to time, proposals are introduced in Congress to, among other things, reduce federal income tax rates, impose a flat tax, exempt investment income from tax or abolish the federal income tax and replace it with another form of tax. Enactment of any such legislation could adversely affect the value of the Units. The Fund, however, cannot predict what legislation, if any, in respect of tax rates may be proposed, nor can it predict which proposals, if any, might be enacted.

     Also, certain proposals, in the form of state legislative proposals or voter initiatives, seeking to limit real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on real property taxes, has had a significant impact on the taxing powers of local governments and on the financial condition of school districts and local governments in California. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds. Under the Federal Bankruptcy Code, for example, municipal bond issuers, as well as any underlying corporate obligors or guarantors, may proceed to restructure or otherwise alter the terms of their obligations.

     From time to time Congress considers proposals to prospectively and retroactively tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided on April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could require investors to pay income tax on interest from the Bonds and could adversely affect an investment in Units. See Taxes.

PAYMENT OF THE BONDS AND LIFE OF THE FUND

     The size and composition of the Portfolio will change over time. Most of the Bonds are subject to redemption prior to their stated maturity dates pursuant to optional refunding or sinking fund redemption provisions or otherwise. In general, optional refunding redemption provisions are more likely to be exercised when the value of a Bond is at a premium over par than when it is at a discount from par. Some Bonds may be subject to sinking fund and extraordinary redemption provisions which may commence early in the life of the Fund. Additionally, the size and composition of the Fund will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units and whether or not the Sponsors are able to sell the Units acquired by them in the secondary market. As a result, Units offered in the secondary market may not represent the same face amount of Bonds as on the initial date of deposit. Factors that the Sponsors will consider in determining whether or not to sell Units acquired in the secondary market include the diversity of the Portfolio, the size of the Fund relative to its original size, the ratio of Fund expenses to income, the Fund's current and long-term returns, the degree to which Units may be selling at a premium over par and the cost of maintaining a current prospectus for the Fund. These factors may also lead the Sponsors to seek to terminate the Fund earlier than its mandatory termination date.

FUND TERMINATION

     The Fund will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Bond or upon the consent of investors holding 51% of the Units. The Fund may also be terminated earlier by the Sponsors once the total assets of the Fund have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Fund early will be based on factors similar to those considered by the Sponsors in determining whether to continue the sale of Units in the secondary market.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Fund will seek to dispose of any Bonds remaining in the Portfolio although any Bond unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Bonds, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

LIQUIDITY

     Up to 40% of the value of the Portfolio may be attributable to guarantees or similar security provided by corporate entities. These guarantees or other security may constitute restricted securities that cannot be sold publicly by the

Trustee without registration under the Securities Act of 1933, as amended. The Sponsors nevertheless believe that, should a sale of the Bonds guaranteed or secured be necessary in order to meet redemption of Units, the Trustee should be able to consummate a sale with institutional investors.

     The principal trading market for the Bonds will generally be in the over-the-counter market and the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in them. There can be no assurance that a liquid trading market will exist for any of the Bonds, especially since the Fund may be restricted under the Investment Company Act of 1940 from selling Bonds to any Sponsor. The value of the Portfolio will be adversely affected if trading markets for the Bonds are limited or absent.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price plus accrued interest on the Units. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE--DEFINED ASSET FUNDS MUNICIPAL SERIES

     To allow Units to be priced at $1,000, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsors) will be split (or split in reverse).

     During the initial offering period for at least the first three months of the Fund, the Public Offering Price (and the Initial Repurchase Price) is based on the higher, offer side evaluation of the Bonds at the next Evaluation Time after the order is received. In the secondary market (after the initial offering period), the Public Offering Price (and the Sponsors' Repurchase Price and the Redemption Price) is based on the lower, bid side evaluation of the Bonds.

     Investors will be subject to differing types and amounts of sales charge depending upon the timing of their purchases and redemptions of Units. A periodic deferred sales charge will be payable quarterly through about the fifth anniversary of the Fund from a portion of the interest on and principal of Bonds reserved for that purpose. Commencing on the first anniversary of the Fund, the Public Offering Price will also include an up-front sales charge applied to the value of the Bonds in the Portfolio. Lastly, investors redeeming their Units prior to the fourth anniversary of the Fund will be charged a contingent deferred sales charge payable out of the redemption proceeds of their Units. These charges may be less than you would pay to buy and hold a comparable managed fund. A complete schedule of sales charges appears in Appendix B. The Sponsors have received an opinion of their counsel that the deferred sales charge described in this Prospectus is consistent with an exemptive order received from the SEC.

     The regular Monthly Income Distribution is stated in Part A of the Prospectus and will change as the composition of the Portfolio changes over time.

PUBLIC OFFERING PRICE--MUNICIPAL INVESTMENT TRUST FUND

     In the initial offering period, the Public Offering Price is based on the next offer side evaluation of the Bonds, and includes a sales charge based on the number of Units of a single Fund or Trust purchased on the same or any preceding day by a single purchaser. See Initial Offering sales charge schedule in Appendix C. The purchaser or his dealer must notify the Sponsors at the time of purchase of any previous purchase to be aggregated and supply sufficient information to permit confirmation of eligibility; acceptance of the purchase order is subject to confirmation. Purchases of Fund Units may not be aggregated with purchases of any other unit trust. This procedure may be amended or terminated at any time without notice.

     In the secondary market (after the initial offering period), the Public Offering Price is based on the bid side evaluation of the Bonds, and includes a sales charge based (a) on the number of Units of the Fund and any other Series of Municipal Investment Trust Fund purchased in the secondary market on the same day by a single purchaser (see Secondary Market sales charge schedule in Appendix C) and (b) the maturities of the underlying Bonds (see Effective Sales Charge Schedule in Appendix C). To qualify for a reduced sales charge, the dealer must confirm that the sale is to a single purchaser or is purchased for its own account and not for distribution. For these purposes, Units held in the name of the purchaser's spouse or child under 21 years of age are deemed to be purchased by a single purchaser. A trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account is also considered a single purchaser.

     In the secondary market, the Public Offering Price is further reduced depending on the maturities of the various Bonds in the Portfolio, by determining a sales charge percentage for each Bond, as stated in Effective Sales Charge in Appendix C. The sales charges so determined, multiplied by the bid side evaluation of the Bonds, are aggregated and the total divided by the number of Units outstanding to determine the Effective Sales Charge. On any purchase, the

Effective Sales Charge is multiplied by the applicable secondary market sales charge percentage (depending on the number of Units purchased) in order to determine the sales charge component of the Public Offering Price.

                                     * * *

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units at any time at prices including a sales charge of not less than $5 per Unit.

     Because accrued interest on the Bonds is not received by the Fund at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received by the Fund. To eliminate fluctuations in the Monthly Income Distribution, a portion of the Public Offering Price may consist of cash in an amount necessary for the Trustee to provide approximately equal distributions. Upon the sale or redemption of Units, investors will receive their proportionate share of this cash. In addition, if a Bond is sold, redeemed or otherwise disposed of, the Fund will periodically distribute to investors the portion of this cash that is attributable to the Bond.

     Net accrued interest and principal cash, if any, are added to the Public Offering Price, the Sponsors' Repurchase Price and the Redemption Price per Unit. This represents the interest accrued on the Bonds, net of Fund expenses, from the initial date of deposit to, but not including, the settlement date for Units (less any prior distributions of interest income to investors). Bonds deposited also carry accrued but unpaid interest up to the initial date of deposit. To avoid having investors pay this additional accrued interest (which earns no return) when they purchase Units, the Trustee advances and distributes this amount to the Sponsors; it recovers this advance from interest received on the Bonds. Because of varying interest payment dates on the Bonds, accrued interest at any time will exceed the interest actually received by the Fund.

EVALUATIONS

     Evaluations are determined by the independent Evaluator on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. Bond evaluations are based on closing sales prices (unless the Evaluator deems these prices inappropriate). If closing sales prices are not available, the evaluation is generally determined on the basis of current bid or offer prices for the Bonds or comparable securities or by appraisal or by any combination of these methods. In the past, the bid prices of publicly offered tax-exempt issues have been lower than the offer prices by as much as 3 1/2% or more of face amount in the case of inactively traded issues and as little as 1/2 of 1% in the case of actively traded issues, but the difference between the offer and bid prices has averaged between 1 and 2% of face amount. Neither the Sponsors, the Trustee or the Evaluator will be liable for errors in the Evaluator's judgment. The fees of the Evaluator will be borne by the Fund.

CERTIFICATES

     Certificates for Units are issued upon request and may be transferred by paying any taxes or governmental charges and by complying with the requirements for redeeming Certificates (see How To Sell Units--Trustee's Redemption of Units). Certain Sponsors collect additional charges for registering and shipping Certificates to purchasers. Lost or mutilated Certificates can be replaced upon delivery of satisfactory indemnity and payment of costs.

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

     You can sell your Units at any time without a fee. The Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the Bonds, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons; in that event, the Sponsors may still purchase Units at the redemption price as a service to investors. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

     You may redeem your Units by sending the Trustee a redemption request together with any certificates you hold. Certificates must be properly endorsed or accompanied by a written transfer instrument with signatures guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. While Defined Asset Funds Municipal Series have a declining deferred sales charge payable on redemption (see Appendix B), Municipal Investment Trust Fund has no back-end load or 12b-1 fees, so there is never a fee for cashing in your investment (see Appendix C). If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

     By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Bonds, net accrued interest, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     For Defined Asset Funds Municipal Series, Bonds are evaluated on the offer side during the initial offering period and for at least the first three months of the Fund (even in the secondary market) and on the bid side thereafter. For Municipal Investment Trust Fund, Bonds are evaluated on the offer side during the initial offering period and on the bid side thereafter.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Bonds selected by the Agent for the Sponsors based on market and credit factors determined to be in the best interest of the Fund. These sales are often made at times when the Bonds would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Bonds not reasonably practicable, or for any other period permitted by the SEC.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME

     Some of the Bonds may have been purchased on a when-issued basis or may have a delayed delivery. Since interest on these Bonds does not begin to accrue until the date of their delivery to the Fund, the Trustee's annual fee and expenses may be reduced to provide tax-exempt income to investors for this non-accrual period. If a when-issued Bond is not delivered until later than expected and the amount of the Trustee's annual fee and expenses is insufficient to cover the additional accrued interest, the Sponsors will treat the contracts as failed Bonds. The Trustee is compensated for its fee reduction by drawing on the letter of credit deposited by the Sponsors before the settlement date for these Bonds and depositing the proceeds in a non-interest bearing account for the Fund.

     Interest received is credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund.

DISTRIBUTIONS

     Each Unit receives an equal share of monthly distributions of interest income net of estimated expenses. Interest on the Bonds is generally received by the Fund on a semi-annual or annual basis. Because interest on the Bonds is not received at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the interest actually received. To eliminate fluctuations in the Monthly Income Distribution, the Trustee will advance amounts necessary to provide approximately equal interest distributions; it will be reimbursed, without interest, from interest received on the Bonds, but the Trustee is compensated, in part, by holding the Fund's cash balances in non-interest bearing accounts. Along with the Monthly Income Distributions, the Trustee will distribute the investor's pro rata share of principal received from any disposition of a Bond to the extent available for distribution. In addition, for Defined Asset Funds Municipal Series, distributions of amounts necessary to pay the deferred portion of the sales charge will be made from the Capital and Income Accounts to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

     The initial estimated annual income per Unit, after deducting estimated annual Fund expenses (and, for Defined Asset Funds Municipal Series, the portion of the deferred sales charge payable from interest income) as stated in Part A of the Prospectus, will change as Bonds mature, are called or sold or otherwise disposed of, as replacement bonds are deposited and as Fund expenses change. Because the Portfolio is not actively managed, income distributions will generally not be affected by changes in interest rates. Depending on the financial conditions of the issuers of the Bonds, the amount of income should be substantially maintained as long as the Portfolio remains unchanged; however, optional bond redemptions or other Portfolio changes may occur more frequently when interest rates decline, which would result in early returns of principal and possibly earlier termination of the Fund.

REINVESTMENT

     Distributions will be paid in cash unless the investor elects to have distributions reinvested without sales charge in the Municipal Fund Accumulation Program, Inc. The Program is an open-end management investment company whose investment objective is to obtain income exempt from regular federal income taxes by investing in a diversified portfolio of state, municipal and public authority bonds rated A or better or with comparable credit characteristics. Reinvesting compounds earnings free from federal tax. Investors participating in the Program will be subject to state and local income taxes to the same extent as if the distributions had been received in cash, and most of the income on the Program is subject to state and local income taxes. For more complete information about the Program, including charges and expenses, request the Program's prospectus from the Trustee. Read it carefully before you decide to participate. Written notice of election to participate must be received by the Trustee at least ten days before the Record Day for the first distribution to which the election is to apply.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for maintaining the Fund's registration statement current with Federal and State authorities, extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Bonds for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per $1,000 face amount to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Defined Asset Funds Municipal Series will not exceed their costs for these services to all of those Series during any calendar year; and the total supervision fees from all Series of Municipal Investment Trust Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per Unit. The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

     All or a portion of expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over five years. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Sales charges on Defined Asset Funds range from under 1.0% to 5.5%. This may be less than you might pay to buy and hold a comparable managed fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results. Because our portfolios rarely hold any significant amount of cash, your money is more fully invested.

TAXES

     The following discussion addresses only the U.S. federal and certain New York State and City income tax consequences under current law of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies or other investors with special circumstances.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

        The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Bond in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received the interest and accrued the original issue discount, if any, on his pro rata portion of each Bond when interest on the Bond is received or original issue discount is accrued by the Fund. The investor's basis in his Units will be equal to the cost of his Units, including any up-front sales charge and the organizational expenses borne by the investor.

        When an investor pays for accrued interest, the investor's confirmation of purchase will report to him the amount of accrued interest for which he paid. These investors will receive the accrued interest amount as part of their first monthly distribution. Accordingly, these investors should reduce their tax basis by the accrued interest amount after the first monthly distribution.

        An investor will recognize taxable gain or loss when all or part of his pro rata portion of a Bond is disposed of by the Fund. An investor will also be considered to have disposed of all or a portion of his pro rata portion of each Bond when he sells or redeems all or some of his Units. An investor who is treated as having acquired his pro rata portion of a Bond at a premium will be required to amortize the premium over the term of the Bond. The amortization is only a reduction of basis for the investor's pro rata portion of the Bond and does not result in any deduction against the investor's income. Therefore, under some circumstances, an investor may recognize taxable gain when his pro rata portion of a Bond is disposed of for an amount equal to or less than his original tax basis therefor.

        Under Section 265 of the Code, a non-corporate investor is not entitled to a deduction for his pro rata share of fees and expenses of the Fund, because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by an investor to purchase or carry Units of the Fund, interest on this indebtedness will not be deductible for federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units.

        Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and income received by the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes, but will not be tax-exempt except to the extent such income is earned by bonds in the Fund that are otherwise tax-exempt for New York purposes.

        The foregoing discussion relates only to U.S. federal and certain aspects of New York State and City income taxes. Depending on their state of residence, investors may be subject to state and local taxation and should consult their own tax advisers in this regard.
                                    *  *  *
     In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular federal income tax purposes (except in certain circumstances depending on the investor) but may be subject to state and local taxes, and interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their date of issuance, as a result of changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

     Neither the Sponsors nor Davis Polk & Wardwell have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions and there can be no assurance that the issuer (and other users) will comply with any ongoing requirements necessary for a Bond to maintain its tax-exempt character.

     The Internal Revenue Service is currently engaged in a program of intensive audits of certain tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility obligations held by the Fund will be affected by such audit proceedings.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Bonds and a copy of the Indenture, and supplemental information on the operations of the Fund and the risks associated with the Bonds held by the Fund, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the interest and any other receipts being distributed. Within five days after deposit of Bonds in exchange or substitution for Bonds (or contracts) previously deposited, the Trustee will send a notice to each investor, identifying both the Bonds removed and the replacement bonds deposited. The Trustee sends each investor of record an annual report summarizing transactions in the Fund's accounts and amounts distributed during the year and Bonds held, the number of Units outstanding and the Redemption Price at year end, the interest received by the Fund on the Bonds, the gross proceeds received by the Fund from the disposition of any Bond (resulting from redemption or payment at maturity or sale of any Bond), and the fees and expenses paid by the Fund, among other matters. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service. Investors are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year. Investors may obtain copies of Bond evaluations from the Trustee to enable them to comply with federal and state tax reporting requirements. Fund accounts are audited annually by independent accountants selected by the Sponsors. Audited financial statements are available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors, the Trustee and the Evaluator. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified on the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The Evaluator may resign or be removed by the Sponsors and the Trustee without the investors' consent. The resignation or removal of either becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee or Evaluator may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains and is agreeable to the resignation. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors, the Trustee and the Evaluator are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor or the Evaluator) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition on the back cover of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

     In the initial offering period Units will be distributed to the public through the Underwriting Account and dealers who are members of the National Association of Securities Dealers, Inc. The initial offering period is 30 days or less if all Units are sold. If some Units initially offered have not been sold, the Sponsors may extend the initial offering period for up to four additional successive 30-day periods.

     The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.; however, Units of a State trust will be offered for sale only in the State for which the trust is named, except that Units of a New Jersey trust will also be offered in Connecticut, Units of a Florida trust will also be offered in New York and Units of a New York trust will also be offered in Connecticut, Florida and Puerto Rico. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. Sales to dealers and to introducing dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price, but the Agent for the Sponsors reserves the right to change the rate of any concession from time to time. Any dealer or introducing dealer may reallow a concession up to the concession to dealers.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges. The Sponsors also realize a profit or loss on deposit of the Bonds equal to the difference between the cost of the Bonds to the Fund (based on the offer side evaluation on the initial date of deposit) and the Sponsors' cost of the Bonds. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Bonds it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

FUND PERFORMANCE

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of income and principal distributions reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective investors. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

      Past performance may not be indicative of future results. The Fund is not actively managed. Unit price and return fluctuate with the value of the Bonds in the Portfolio, so there may be a gain or loss when Units are sold.

      Fund performance may be compared to performance on the same basis (with distributions reinvested) of Moody's Municipal Bond Averages or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. As with other performance data, performance comparisons should not be considered representative of the Fund's relative performance for any future period.

DEFINED ASSET FUNDS

     Municipal Investment Trust Funds have provided investors with tax-free income for more than 30 years. For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio of municipal bonds and the return are relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Tax-exempt income can help investors keep more today for a more secure financial future. It can also be important in planning because tax brackets may increase with higher earnings or changes in tax laws. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term income by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. One's investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and cheaper than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION--MUNICIPAL INVESTMENT TRUST FUND ONLY.

     You may exchange Fund Units for units of certain other Defined Asset Funds subject only to a reduced sales charge. You may exchange your units of any Municipal Investment Trust Fund Intermediate Term Series with a regular maximum sales charge of at least 3.25%, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge, or to any remaining Deferred Sales Charge, as applicable.

     To make an exchange, you should contact your financial professional to find out what suitable Exchange Funds are available and to obtain a prospectus. You may acquire units of only those Exchange Funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of Exchange Fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon written or telephonic request to the Trustee shown on the back cover of this Prospectus, investors will receive at no cost to the investor supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of Bonds that may be part of the Fund's Portfolio, general risk disclosure concerning any letters of credit or insurance securing certain Bonds, and general information about the structure and operation of the Fund.

                                   APPENDIX A

DESCRIPTION OF RATINGS (AS DESCRIBED BY THE RATING COMPANIES THEMSELVES) STANDARD & POOR'S RATINGS GROUP, A DIVISION OF MCGRAW-HILL, INC.
     AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.
     AA--Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.
     A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.
     BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.
     BB, B, CCC, CC--Debt rated BB, B, CCC and CC is regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
     The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
     A provisional rating, indicated by 'p' following a rating, assumes the successful completion of the project being financed by the issuance of the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.
     * Continuance of the rating is contingent upon S&P's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows.
     NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.
MOODY'S INVESTORS SERVICE, INC.
     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as 'gilt edge'. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.
     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.
     Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
     Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
     B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols give investors a more precise indication of relative debt quality in each of the historically defined categories.

     Conditional ratings, indicated by 'Con.', are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds are given a conditional rating that denotes their probable credit stature upon completion of that act or fulfillment of that condition.

     NR--Should no rating be assigned, the reason may be one of the following:
(a) an application for rating was not received or accepted; (b) the issue or issuer belongs to a group of securities that are not rated as a matter of policy; (c) there is a lack of essential data pertaining to the issue or issuer or (d) the issue was privately placed, in which case the rating is not published in Moody's publications.

FITCH INVESTORS SERVICE, INC.
     AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
     AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.
     A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
     BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.
     A '+' or a '-' sign after a rating symbol indicates relative standing in its rating.
DUFF & PHELPS CREDIT RATING CO.
     AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.
     AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic condtions.
     A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.
     A '+' or a '-' sign after a rating symbol indicates relative standing in its rating.

                                   APPENDIX B
        SALES CHARGE SCHEDULES FOR DEFINED ASSET FUNDS, MUNICIPAL SERIES DEFERRED AND UP-FRONT SALES CHARGES. Units purchased during the first year of the Fund will be subject to periodic deferred and contingent deferred sales charges. Units purchased in the second through fifth year will be subject to an up-front sales charge as well as periodic deferred and contingent deferred sales charges. Units purchased thereafter will be subject only to an up-front sales charge. During the first five years of the Fund, a fixed periodic deferred sales charge of $2.75 per Unit is payable on 20 quarterly payment dates occurring on the 10th day of February, May, August and November, commencing no earlier than 45 days after the initial date of deposit. Investors purchasing Units on the initial date of deposit and holding for at least five years, for example, would incur total periodic deferred sales charges of $55.00 per Unit. Because of the time value of money, however, as of the initial date of deposit this periodic deferred sales charge obligation would, at current interest rates, equate to an up-front sales charge of approximately 4.75%.
     The Public Offering Price subsequent to the Initial Date of Deposit will fluctuate. As the periodic deferred sales charge is a fixed dollar amount irrespective of the Public Offering Price, it will represent a varying percentage of the Public Offering Price. An up-front sales charge will be imposed on all unit purchases after the first year of the Fund. The following table illustrates the combined maximum up-front and periodic deferred sales charges that would be incurred by an investor who purchases Units at the beginning of each of the first five years of the Fund (based on a constant Unit price) and holds them through the fifth year of the Fund:

                                                                                                        TOTAL
                                                                                                     UP-FRONT AND
                                                   UP-FRONT SALES CHARGE            MAXIMUM            PERIODIC
                                                                                      AMOUNT      DEFERRED SALES
                                                                                DEFERRED PER             CHARGES
                                                                                $1,000 INVESTED  PER $1,000 INVESTED
                   -----------------------------------------------------------  ---------------  --------------------
 YEAR OF UNIT      AS PERCENT OF PUBLIC   AS PERCENT OF NET      AMOUNT PER
     PURCHASE       OFFERING PRICE        AMOUNT INVESTED      $1,000 INVESTED
-----------------  ---------------------  -------------------  ---------------
            1                 None                  None               None        $   55.00          $    55.00
            2                 1.10%                 1.11%         $   11.00            44.00               55.00
            3                 2.20                  2.25              22.00            33.00               55.00
            4                 3.30                  3.41              33.00            22.00               55.00
            5                 4.40                  4.60              44.00            11.00               55.00

     CONTINGENT DEFERRED SALES CHARGE. Units redeemed or repurchased within 4 years after the Fund's initial date of deposit will not only incur the periodic deferred sales charge until the quarter of redemption or repurchase but will also be subject to a contingent deferred sales charge:

 YEAR SINCE FUND'S    CONTINGENT DEFERRED
  INITIAL DATE OF     SALES CHARGE PER
      DEPOSIT                    UNIT
--------------------  --------------------
1                          $    25.00
2                               15.00
3                               10.00
4                                5.00
5 and thereafter                 None

     The contingent deferred sales charge is waived on any redemption or repurchase of Units after the death (including the death of a single joint tenant with rights of survivorship) or disability (as defined in the Internal Revenue Code) of an investor, provided the redemption or repurchase is requested within one year of the death or initial determination of disability. The Sponsors may require receipt of satisfactory proof of disability before releasing the portion of the proceeds representing the amount of the contingent deferred sales charge waived.

     To assist investors in understanding the total costs of purchasing units during the first four years of the Fund and disposing of those units by the fifth year, the following tables set forth the maximum combined up-front, periodic and contingent deferred sales charges that would be incurred (assuming a constant Unit price) by an investor:

                    UNITS PURCHASED ON INITIAL OFFERING DATE

  YEAR OF UNIT                              DEFERRED SALES    CONTINGENT DEFERRED
   DISPOSITION       UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-------------------  ---------------------  ----------------  -------------------  -------------------
             1                  None           $    11.00          $   25.00            $   36.00
             2                  None                22.00              15.00                37.00
             3                  None                33.00              10.00                43.00
             4                  None                44.00               5.00                49.00
             5                  None                55.00               0.00                55.00

                  UNITS PURCHASED ON FIRST ANNIVERSARY OF FUND

 YEAR OF UNIT                             DEFERRED SALES    CONTINGENT DEFERRED
  DISPOSITION      UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-----------------  ---------------------  ----------------  -------------------  -------------------
            2            $   11.00           $    11.00          $   15.00            $   37.00
            3                11.00                22.00              10.00                43.00
            4                11.00                33.00               5.00                49.00
            5                11.00                44.00               0.00                55.00

                 UNITS PURCHASED ON SECOND ANNIVERSARY OF FUND

  YEAR OF UNIT                              DEFERRED SALES    CONTINGENT DEFERRED
   DISPOSITION       UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-------------------  ---------------------  ----------------  -------------------  -------------------
             3             $   22.00           $    11.00          $   10.00            $   43.00
             4                 22.00                22.00               5.00                49.00
             5                 22.00                33.00               0.00                55.00

                  UNITS PURCHASED ON THIRD ANNIVERSARY OF FUND

 YEAR OF UNIT                             DEFERRED SALES    CONTINGENT DEFERRED
  DISPOSITION      UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-----------------  ---------------------  ----------------  -------------------  -------------------
            4            $   33.00           $    11.00          $    5.00            $   49.00
            5                33.00                22.00               0.00                55.00

                 UNITS PURCHASED ON FOURTH ANNIVERSARY OF FUND

 YEAR OF UNIT                             DEFERRED SALES    CONTINGENT DEFERRED
  DISPOSITION      UP-FRONT SALES CHARGE         CHARGE       SALES CHARGE       TOTAL SALES CHARGES
-----------------  ---------------------  ----------------  -------------------  -------------------
            5            $   44.00           $    11.00          $    0.00            $   55.00

                                   APPENDIX C
           SALES CHARGE SCHEDULES FOR MUNICIPAL INVESTMENT TRUST FUND
                                INITIAL OFFERING

                                                      SALES CHARGE
                                       (GROSS UNDERWRITING PROFIT)
                                     ----------------------------------                         PRIMARY MARKET
                                      AS PERCENT OF       AS PERCENT OF  DEALER CONCESSION AS    CONCESSION TO
                                     OFFER SIDE PUBLIC     NET AMOUNT    PERCENT OF PUBLIC         INTRODUCING
NUMBER OF UNITS                      OFFERING PRICE          INVESTED     OFFERING PRICE               DEALERS
-----------------------------------  -------------------  -------------  ---------------------  ------------------

           MONTHLY PAYMENT SERIES, MULTISTATE SERIES, INSURED SERIES
Less than 250......................            4.50%            4.712%             2.925%           $    32.40
250 - 499..........................            3.50             3.627              2.275                 25.20
500 - 749..........................            3.00             3.093              1.950                 21.60
750 - 999..........................            2.50             2.564              1.625                 18.00
1,000 or more......................            2.00             2.041              1.300                 14.40

                   INTERMEDIATE SERIES (TEN YEAR MATURITIES)
Less than 250......................            4.00%            4.167%             2.600%           $    28.80
250 - 499..........................            3.00             3.093              1.950                 21.60
500 - 749..........................            2.50             2.564              1.625                 18.00
750 - 999..........................            2.00             2.041              1.300                 14.40
1,000 or more......................            1.50             1.523              0.975                 10.00

              INTERMEDIATE SERIES (SHORT INTERMEDIATE MATURITIES)
Less than 250......................            2.75%            2.828%             1.788%           $    19.80
250 - 499..........................            2.25             2.302              1.463                 16.20
500 - 749..........................            1.75             1.781              1.138                 12.60
750 - 999..........................            1.25             1.266              0.813                  9.00
1,000 or more......................            1.00             1.010              0.650                  7.20

                                SECONDARY MARKET

                  ACTUAL SALES CHARGE AS   DEALER CONCESSION AS
                  PERCENT OF EFFECTIVE     PERCENT OF EFFECTIVE
NUMBER OF UNITS       SALES CHARGE             SALES CHARGE
----------------  -----------------------  -----------------------
1-249                          100%                      65%
250-499                         80                       52
500-749                         60                       39
750-999                         45                    29.25
1,000 or more                   35                    22.75

                             EFFECTIVE SALES CHARGE

                             AS PERCENT      AS PERCENT
          TIME TO            OF BID SIDE      OF PUBLIC
          MATURITY           EVALUATION   OFFERING PRICE
---------------------------  -----------  -----------------
Less than six months                  0%              0%
Six months to 1 year              0.756            0.75
Over 1 year to 2 years            1.523            1.50
Over 2 years to 4 years           2.564            2.50
Over 4 years to 8 years           3.627            3.50
Over 8 years to 15 years          4.712            4.50
Over 15 years                     5.820            5.50

     For this purpose, a Bond will be considered to mature on its stated maturity date unless it has been called for redemption or funds or securities have been placed in escrow to redeem it on an earlier date, or is subject to a mandatory tender, in which case the earlier date will be considered the maturity date.

                             Defined
                             Asset FundsSM

SPONSORS:                                MUNICIPAL INVESTMENT
Merrill Lynch,                           TRUST FUND
Pierce, Fenner & Smith Incorporated      Insured Series--229
Defined Asset Funds                      (A Unit Investment Trust)
P.O. Box 9051                            Units of this Fund may no longer be
Princeton, N.J. 08543-9051               available and therefore information
(609) 282-8500                           contained herein may be subject to
Smith Barney Inc.                        amendment. A registration statement
Unit Trust Department                    relating to securities of a future
388 Greenwich Street--23rd Floor         series has been filed with the
New York, NY 10013                       Securities and Exchange Commission.
1-800-223-2532                           These securities may not be sold nor
PaineWebber Incorporated                 may offers to buy be accepted prior to
1200 Harbor Blvd.                        the time the registration statement
Weehawken, N.J. 07087                    becomes effective. For more complete
(201) 902-3000                           information about a future series,
Prudential Securities Incorporated       including additional information on
One Seaport Plaza                        charges and expenses, please call or
199 Water Street                         write one of the Sponsors listed here
New York, N.Y. 10292                     for a prospectus. Read the prospectus
(212) 776-1000                           before you invest or send money.
Dean Witter Reynolds Inc.                ------------------------------
Two World Trade Center--59th Floor       This Prospectus does not contain all of
New York, N.Y. 10048                     the information with respect to the
(212) 392-2222                           investment company set forth in its
EVALUATOR:                               registration statement and exhibits
Kenny Information Systems,               relating thereto which have been filed
a division of J. J. Kenny Co., Inc.      with the Securities and Exchange
65 Broadway                              Commission, Washington, D.C. under the
New York, N.Y. 10006-2511                Securities Act of 1933 and the
TRUSTEE:                                 Investment Company Act of 1940, and to
The Chase Manhattan Bank, N.A.           which reference is hereby made.
(a National Banking Association)         ------------------------------
Customer Service Retail Department       No person is authorized to give any
770 Broadway--7th Floor                  information or to make any
New York, N.Y. 10003-9598                representations with respect to this
1-800-323-1508                           investment company not contained in its
                                         registration statement and exhibits
                                         related thereto; and any information or
                                         representation not contained therein
                                         must not be relied upon as having been
                                         authorized. This Prospectus does not
                                         constitute an offer to sell or a
                                         solicitation of an offer to buy
                                         securities in any state in which such
                                         offer, solicitation or sale would be
                                         unlawful prior to registration or
                                         qualification under the securities laws
                                         of any such state.

                                                      15164--1/96

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositors filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
            Smith Barney Inc. ..............................      33-29106            6/29/89
            PaineWebber Incorporated........................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-61418             4/26/78
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
   II.  Information as to Officers and Directors of the
            Depositors filed pursuant to Schedules A and D
            of Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
            Smith Barney Inc. ..............................       8-8177         8/29/94, 8/2/93
            PaineWebber Incorporated........................      8-16267         4/20/94, 7/31/86
            Prudential Securities Incorporated..............      8-27154         6/30/94, 6/20/88
            Dean Witter Reynolds Inc. ......................      8-14172         2/23/94, 4/9/91
   III.  Charter documents of the Depositors filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82
            Smith Barney Inc. ..............................      33-20499            3/30/88
            PaineWebber Incorporated........................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-52947              3/4/75
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
B.  The Internal Revenue Service Employer Identification
    Numbers of the Sponsors and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                         13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825

            The Chase Manhattan Bank, N.A., Trustee.........     13-2633612


                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) Asset Guaranty Reinsurance Company, Municipal Bond Investors Assurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

         SERIES OF MUNICIPAL INVESTMENT TRUST FUND, EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES                                                          FILE NUMBER
--------------------------------------------------------------------------------
Municipal Investment Trust Fund:
  Thirty-Eighth Insured Series..............................            2-96953
  Four Hundred Thirty-Eighth Monthly Payment Series.........           33-16561
  Multistate Series 6E......................................           33-29412
  Multistate Series-48......................................           33-50247
  Multistate Series-83......................................           33-57443
Equity Income Fund Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds, Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     Additional Information not included in the Prospectus (Part II).
The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-89, 1933 Act File No. 33-58531).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.3 --Form of Portfolio Insurance policy (incorporated by reference to Exhibit 1.3 to the Registration Statement of Municipal Investment Trust Fund, Thirty-Eighth Insured Series, 1933 Act File No. 2-96953).
1.4 --Form of commitment letter relating to issuance of Permanent Insurance, with form of Permanent Insurance policy attached (incorporated by reference to Exhibit 1.4 to the Registration Statement of Municipal Investment Trust Fund, Thirty-Eighth Insured Series, 1933 Act File No. 2-96953).
2.1     --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
4.1.1   --Consent of the Evaluator.
4.1.2   --Consent of the Rating Agency.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1. to the Registration Statement of Municipal Investment Trust Fund, Insured Series--226, 1933 Act File No. 33-61281).

                                   SIGNATURES

     The registrant hereby identifies the series numbers of Municipal Investment Trust Fund, Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 4TH DAY OF JANUARY, 1996.

             SIGNATURES APPEAR ON PAGES R-3, R-4, R-5, R-6 AND R-7.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to the Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Smith Barney    the following 1933 Act File
  Inc.:                                     Numbers: 33-56722 and 33-51999
       STEVEN D. BLACK
       JAMES BOSHART III
       ROBERT A. CASE
       JAMES DIMON
       ROBERT DRUSKIN
       ROBERT F. GREENHILL
       JEFFREY LANE
       ROBERT H. LESSIN
       JACK L. RIVKIN
       By GINA LEMON
           (As authorized signatory for
           Smith Barney Inc. and
           Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:

      JOSEPH J. GRANO, JR.
      DONALD B. MARRON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Prudential      Act File Number: 33-41631
  Securities Incorporated:

      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      By
       WILLIAM W. HUESTIS
       (As authorized signatory for Prudential Securities
       Incorporated. and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney are being filed
  a majority of                             under Form SE and the following
  the Board of Directors of Dean Witter     1933 Act File Number: 33-17085
  Reynolds Inc.:

      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7